May 31, 2006

John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Mail Stop 4561

Re:	Sky Financial Group, Inc.

Form 10-K for the period ended December 31, 2005

Filed February 23, 2006

File No. 001-14473

Dear Mr. Nolan,

Please consider this responsive to your letter of May 18, 2006. For ease of reference, the responses set forth below correspond to the order and numbering contained in your letter.

Form 10-K, filed February 23, 2006

Note 10 – Derivative Instruments and Hedging Activities , page 48

1.	We note your response to comment 2 from our letter dated April 7, 2006 as it pertains to your short-cut hedges of fixed-rate commercial loans. Please explain to us how you determined that the terms of the loans, in particular the amortizing feature, are mirrored in the swap and do not invalidate the assumption of no ineffectiveness.

Management Response:

We believe that our commercial loan swap program satisfies all of the applicable requirements of SFAS 133 and we therefore believe that our application of the shortcut method of assessing hedge effectiveness continues to be appropriate. We have determined that the features of the program are mirrored in the swap and are outlined below.

•	Each loan was swapped for the entire principal amount. In Exhibits 1 and 2 attached, please note that the initial principal and notional amounts were

$3,436,159. The Exhibits also include schedules that show that the loan and swap both amortize under the same schedule.

•	The hedging instrument is solely an interest rate swap. The fair value of the swap was zero at its inception as evidenced by the fact that no premium was paid or cash received at the inception of the swap. In addition, there were no non-cash fees paid through adjustment of either swap leg.

•	The loan pays a fixed rate of interest over the life of the loan. The fixed leg of the swap matches the fixed rate of the loan and the variable leg of the swap is the same index plus a constant spread over the life of the swap. In the example attached the loan rate is 7.12%, the fixed leg of the swap is 7.12% and the variable receive rate is 1 month LIBOR plus a spread of 2.48%, these terms remain constant over the matched life of the loan and swap.

•	Sky’s commercial loan program allows for a contract to be prepaid in a manner which would not cause the interest-bearing asset or liability to be considered prepayable under paragraph 68(d). Specifically, if the commercial loan is prepaid, in whole or in part, the commercial loan customer must remit to Sky Bank a prepayment fee which represents a “make-whole provision” as described in DIG Issue E6. All swapped loans are monitored for payments in excess of the scheduled amount to ensure the amortization schedules between the loan and the swap continue to match.

•	The Sky Bank program uses LIBOR as the benchmark interest rate. The attached example is using 1 month LIBOR.

•	There are no other terms that would invalidate the assumption of perfect effectiveness.

•	The maturity date of the swap and the loan is the same. In the attached example the maturity date on both is September 1, 2015.

•	There is no floor or cap on the variable leg of the swap.

•	The Sky Bank program is based on monthly resets of 1 month LIBOR.

2.	We note your response to comment 2 from our letter dated April 7, 2006 as it pertains to your short-cut hedges of convertible FHLB advances. We note that your convertible advances convert to a variable-rate beginning on the specified dates and subsequently quarterly thereafter at the option of FHLB Cincinnati. Tell us whether FHLB Cincinnati can require you to prepay the fixed-rate advance in cash unless you can negotiate a new advance, once its conversion option has been exercised. Absent a requirement by FHLB Cincinnati to require cash repayment, these hedges would not meet the criteria in paragraph 68(d) of SFAS 133. If applicable, revise your financial statements to reflect the accounting for theses swaps without hedge accounting from inception.

Management Response:

We believe that our FHLB advance hedging program satisfies all of the applicable requirements of paragraph 68 of SFAS 133 and we therefore believe that our application of the shortcut method of assessing hedge effectiveness was, and continues to be, appropriate.

Our position is that the hedged FHLB advances are a prepayable instrument, but are prepayable solely due to an embedded call option and the hedging instrument contains a mirror image call option. We believe that the option embedded in the interest rate swap is a mirror-image call option of the call option embedded in the FHLB advance because (1) the terms of the call options are identical (that is, both instruments have matching maturity dates, strike prices, notional amounts, timing and frequency of payments, and call dates), and (2) the Company sold the call option that is embedded in the FHLB advance and purchased the call option embedded in the interest rate swap.

In response to your question about whether the FHLB Cincinnati can require prepayment of the fixed-rate advance in cash unless we can negotiate a new advance, if the FHLB exercises its option to call the fixed rate advance, Sky Financial is required to accept a simultaneously issued floating rate advance (variable rate equal to LIBOR) or repay the fixed rate advance in cash. Due to the lending relationship between the FHLB Cincinnati and its members, there are no negotiations of new advances. As long as the member maintains adequate collateral (primary 1-4 family mortgage loans), the FHLB is obligated to provide advances to the member. If the member elects a variable rate advance, the credit spread is constant (i.e. the variable rate is always equal to LIBOR). In addition, the collateral requirements are constant as well. Sky Financial’s collateral requirements under the fixed rate advance are the same as would be required under the variable rate advance. The FHLB’s decision to lend to Sky and the corresponding terms of the new variable rate advance are the same between the two scenarios where Sky accepts the variable rate advance offered by the FHLB under its “conversion option” at the call date or Sky requests a new variable rate advance from the FHLB at the call date.

We submit the background information below as additional guidance on our convertible FHLB advance hedging program and to provide more detail on why the call options embedded in the advances and the interest rate swaps are prepayment features and are mirror-images of each other.

Overview of Convertible FHLB Advances

Background of Sky’s Convertible FHLB Advance Hedging Program

During 1998 and 1999 the Company obtained approximately $215 million of funding from the FHLB of Pittsburgh and the FHLB of Cincinnati (generally referred to as the “FHLB” below, unless otherwise indicated). The funding was in the form of fixed rate advances. The FHLB called the advances Convertible Select Advances and Convertible Fixed Rate Advances (Bermuda Call). These advances were a fixed rate advance, callable by the FHLB (thus the reference to “Bermuda Call” in the title of the product). The application for this callable fixed-rate advance also provided for the simultaneous application to obtain floating rate financing in the event the FHLB were to call the fixed rate advance. Further information on the advances is provided below.

In May 2004, the Company decided to hedge the advances. As described in the previous comment letter, the critical terms of the advances, including the embedded sold calls, were used to create customized swaps so that there were no mismatches in critical terms of the hedging relationships and so that all of the criteria in paragraph 68 of FAS 133 were met.

Summary of the Components of the Convertible FHLB Advances

The Sold Call Option in the FHLB Advances

When the Company obtained the funding, they sold a call option in each of the fixed-rate advances to the FHLB. Each option gives the FHLB the right to call the fixed-rate advance at par. As an accommodation to its members (for reasons described below), the FHLB, when it calls the fixed rate advance, simultaneously issues a floating rate advance in place of the called fixed rate advance. Also, note that the Company can immediately prepay the floating-rate advance at par (no cost or penalty) after the fixed-rate advance is called.

The Call Option - The call option sold to the FHLB is a Bermudan call option, which means that the FHLB has the right to call the fixed rate advance at its discretion on the conversion date and periodically thereafter. The call option protects the FHLB against rising interest rates.

The Simultaneous Issuance of Floating Rate Advance - The simultaneous issuance of a floating rate advance is a necessary accommodation because of the FHLB’s role to provide funding/liquidity to banks (to its members). The FHLB, instead of calling the fixed rate advance and leaving the bank member on its own to find other sources of wholesale funding/liquidity, immediately issues a floating rate advance.

The combination of these two distinct items in one contract as a matter of convenience does not call into question whether the call on the advance is mirrored in the swap, as discussed further below. The FHLB’s option gives it the right to call the fixed rate advance. This option is a financial and economic right and is separate from the accommodation that the FHLB offers to provide floating rate funding as a matter of convenience to its members if the fixed rate advance is called. The use of one contract simplifies the burden on the applying members to obtain funding and to receive guaranteed floating rate funding in the event the FHLB calls the fixed rate funding. As noted above, the variable rate available to the member (including applicable credit spread) is identical whether offered at inception of the fixed rate advance or subsequently.

By isolating the option in the FHLB advance, it is easier to see how that option is truly a prepayment option and is perfectly mirrored in the swaps used to the hedge the advances.

The Purchased Call Option Mirrored in the Swaps

Each interest rate swap used to hedge a convertible FHLB Advance contains an embedded purchased call option that gives the Company the right to call the swap. The terms of the purchased call in the swap (i.e. maturities, strike price, related notional amounts, timing and frequency of payments and call dates) match the terms of the sold option in the advances.

An example of the terms of the embedded sold and purchased call options are as follows (please note: all options in the hedging relationships referred to in this memo are similarly mirrored):

Terms of Sold Call Option Embedded in Advance

Instrument	Maturity	Strike	Notional	Option Style	1st Call	Months	Call Freq.	Call Date	Holder
Call Option	10/1/2008	4.53%	10 mm	Bermudan	7/1/2005	Jan, Apr, Jul, Oct	Quarterly	1st	FHLB

Terms of Purchased Call Option Embedded in Swap

Instrument	Maturity	Strike	Notional	Option Style	1st Call	Months	Call Freq.	Call Date	Holder
Call Option	10/1/2008	4.53%	10 mm	Bermudan	7/1/2005	Jan, Apr, Jul, Oct	Quarterly	1st	SKY

3.	We note your response to comment 2 from our letter dated April 7, 2006 as it pertains to your short-cut hedges of junior subordinated debentures. Specifically, you have disclosed in your response that your junior subordinated debentures have interest deferral options that are mirrored in the corresponding hedges. We note that the short-cut method as prescribed in paragraph 68 of SFAS 133 is only permissible for call and put options that are mirrored in the corresponding hedges, and not for interest deferral options. Therefore, these hedges would not meet the requirements of paragraph 68(b) of SFAS 133. Revise your financial statements to reflect the accounting for these swaps without hedge accounting from inception.

Management Response

In structuring our hedges, with the intent of having the accounting align with the economic performance, we made every effort to mirror the terms of the underlying debentures with the swaps. Through these efforts to achieve the short-cut method accounting treatment, we felt that we strengthened not only the hedge relationships, but also the assumption of no ineffectiveness from an accounting perspective. As a result, we believed that short-cut hedge accounting was the most appropriate accounting treatment for a transaction so clearly structured as a hedge.

We believed that the interest deferral option, a term typical of junior subordinated debentures, mirrored in the swap does not invalidate the assumption of zero ineffectiveness and should not have precluded the eligibility for applying the short-cut method of SFAS 133.

Junior subordinated debentures typically do include interest deferral options and, in fact, are required to for financial institutions intending to receive regulatory capital treatment, which is the primary reason for their issuing this type of debt structure. Significantly, in issuing both the debt and, subsequently, the mirrored swap, we believe, and have been told by capital market participants, that the interest deferral term has no impact on the pricing of either and is essentially inconsequential.

The terms of our swaps have been set to precisely mirror the terms of our junior subordinated debentures. Any suspension of interest payments in the debentures is mirrored in the swap and would apply to any interest cash settlements, both the fixed receipt and the floating payment. Furthermore, the method of compounding the deferral of interest payments in the junior subordinated debentures is also mirrored in the swap.

As indicated in our response to the previous comment letter, we believed all of the required criteria of paragraph 68 of SFAS 133 had been met.

Nonetheless, we note that the staff has come to a conclusion that the interest deferral option in our junior subordinated debentures precludes the use of the short-cut method of accounting under SFAS 133. We will revise our accounting to reflect these swaps without hedge accounting consistent with the staff’s conclusions.

4.	We note your response to comment 2 from our letter dated April 7, 2006 as it pertains to your cash flow hedges previously accounted for under the short-cut method. If based upon your response to our comments, you determine it necessary to perform a SAB 99 analysis, please include the quantitative and qualitative aspects of this error in your materiality analysis.

Management Response:

As Sky Financial is still in the process of responding to the staff’s comments on the other issues, we will defer presenting a SAB 99 analysis until such time that the other issues addressed in the comment letter dated May 18, 2006 are resolved. The quantitative and qualitative aspects of this error will be included in such analysis.

* * * * * * *

Please consider this as Sky Financial’s acknowledgement that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (419) 254-6068 should you have any questions.

Sincerely,

/s/ Kevin T. Thompson
Kevin T. Thompson
Executive Vice President / Chief Financial Officer

Exhibit 1

Principal	Loan Date	Maturity	Loan No	Call / ____	Account	Officer	Initials
$3,436,159.00	08-25-2005	09-01-2015	[REDACTED COPY]	140 / 161		129

References in the shaded area are for Lender’s use only and do not limit the applicability of this document to any particular loan or item.

Any item above containing “***” has been omitted due to text length limitations.

Borrower: [REDACTED COPY]	Lender:	SKY BANK
CORPORATE OFFICE 10 E MAIN STREET PO BOX 247 SALINEVILLE, OH 43945

Principal Amount: $3,436,159.00	Interest Rate: 7.120%	Date of Note: August 25, 2005

PROMISE TO PAY [REDACTED COPY] (“Borrower”) promises to pay to SKY BANK (“Lender”), or order, in lawful money of the United States of America, the principal amount of Three Million Four Hundred Thirty-six Thousand One Hundred Fifty-nine & 00/100 Dollars ($3,436,159.00), together with interest at the rate of 7.120% per annum on the unpaid principal balance from August 25, 2005, until paid in full.

PAYMENT. Borrower will pay this loan In 119 regular payments of $26,925.58 each and one Irregular last payment estimated at $2,333,621.87. Borrower’s first payment is due October 1, 2005, and all subsequent payments are due on the same day of each month after that. Borrower’s final payment will be due on September 1, 2015, and will be for all principal and all accrued Interest not yet paid. Payments include principal and interest. Unless otherwise agreed or required by applicable law, payments will be applied to accrued unpaid interest, principal, late charges, fees and any other sums due to Lender under this Note in such order as Lender may determine from time to time in its sole discretion. Interest on this Note is computed on a 30/360 simple interest basis; that is, with the exception of odd days in the first payment period, monthly Interest is calculated by applying the ratio of the annual Interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by a month of 30 days. Interest for the odd days is calculated on the basis of the actual days to the next full month and a 360-day year. Borrower will pay Lender at Lender’s address shown above or at such other place as Lender may designate in writing.

PREPAYMENT PENALTY. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Upon prepayment of this Note, Lender is entitled to the following prepayment penalty: See Sky Bank Fixed Advantage Prepayment Rider attached hereto and made a part hereof. Except for the foregoing, Borrower may pay all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower’s obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due and may result in Borrower’s making fewer payments. Borrower agrees not to send Lender payments marked “paid In full”, “without recourse”, or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender’s rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, Including any check or other payment instrument that indicates that the payment constitutes “payment in full” of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: SKY BANK, CORPORATE OFFICE, 10 E MAIN STREET, PO BOX 247, SALINEVILLE, OH 43945.

LATE CHARGE. If a payment is 10 days or more late. Borrower will he charged 5.000% of the regularly scheduled payment or $50.00, whichever is greater.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the interest rate on this Note to 18.000% per annum. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default (“Event of Default”) under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower’s property or Borrower’s ability to repay this Note or perform Borrower’s obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower’s behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Death or insolvency. The dissolution of Borrower (regardless of whether election to continue is made), any member withdraws from Borrower, or any other termination of Borrower’s existence as a going business or the death of any member, the insolvency of Borrower, the appointment of a receiver for any part of Borrower’s property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower’s accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes Incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death. Lender, at its option, may, but shall not be required to, permit the Guarantor’s estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Adverse Change. A material adverse change occurs in Borrower’s financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender’s sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER’S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS’ FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender’s attorneys’ fees and Lender’s legal expenses, whether or not there is a lawsuit, including attorneys’ fees, expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

SKY BANK FIXED ADVANTAGE PREPAYMENT RIDER

Principal	Loan Date	Maturity	Loan No.	Call / Call	Account	Officers	Initials
$3,436,159.00	08-25-2005	09-01-2015	[REDACTED COPY]	140 / 161		129

References in the shaded area are for Lender’s use only and do not limit the applicability of this document to any particular loan or Item.

Any item above containing “***” has been omitted due to text length limitations.

Borrower: [REDACTED COPY]			Lender:	SKY BANK CORPORATE OFFICE 10 E MAIN STREET PO BOX 247 SALINEVILLE, OH 43945

This SKY BANK FIXED ADVANTAGE PREPAYMENT RIDER is attached to and by this reference is made a part of the Promissory Note, dated August 25, 2005, and executed in connection with a loan or other financial accommodations between SKY BANK and [REDACTED COPY]

Whereas, Borrower acknowledges and confirms that Borrower has obtained a fixed, interest rate loan from Lender, and that the fixed Interest rate and term of such fixed interest rate loan evidenced by the Note may have been provided to Borrower, in part, as the result of the Lender entering into an interest rate swap, cap, or other interest rate protection transaction with a third party financial institution, or as the result of the Lender otherwise taking interest rate protection investment measures (collectively, a “Hedge Transaction”).

Whereas, Borrower further acknowledges that if the Note is prepaid, in whole or in part. Lender may incur losses, fees and/or charges in connection with such Hedge Transaction.

Accordingly, in addition to the terms, conditions and covenants set forth in the Note, Borrower agrees that the following terms and conditions shall apply to the Note.

Loan Prepayment Fee:

Upon two Business Days’ prior written notice to Lender, the Borrower may prepay amounts owing under the Note at any time and from time to time. Such prepayment notice shall specify the amount of the prepayment which is to be applied. In the event of prepayment, the Borrower will be required to pay Lender an additional fee, determined in the manner provided below, to compensate Lender for all losses, costs and expenses incurred in connection with such prepayment, Including, without limitation, losses, costs, and expenses incurred in connection with any related Hedge Transaction.

The fee shall be equal to the present value (calculated in accordance with standard financial practice using the discount rate described below) of the difference between (a) the amount of interest that would have been realized by Lender on the prepaid amount for the remaining term of the Note at the fixed interest rate on the Note, and (b) the amount that would be realized by Lender by reinvesting such prepaid funds for the then remaining term of the Note at (i) the then-current market “swap interest rate” in effect at the time of prepayment as determined by Lender (such determination shall be made by Lender based upon financial market resources selected by Lender from time to time for the purpose of determining the current market swap interest rates, which resources may Include, without limitation, Reuters, Bloomberg or other similar financial market resources), plus (iii) a spread of 2.39% (both (a) and (b) discounted at the then-current market swap interest rate excluding the spread). Should the present value have no value or a negative value, the Borrower may prepay with no additional fee (other than any Excess Third Party Reimbursements described below), but In no event will Borrower be entitled to, paid, or credited with an interest refund, discount or rebate in connection with such prepayment or Interest rate protection transaction. To the extent that Lender, when terminating the Hedge Transaction, in whole or in part. Incurs third party costs, fees or charges which exceed the calculations set forth above. Borrower shall be required to compensate Lender for all such additional costs (“Excess Third Party Reimbursements”).

At the time of any such prepayment, in addition to the foregoing fee and Excess Third Party Reimbursements, if any. Borrower will be required to pay interest which has accrued on the principal amount prepaid from the last payment date to the date of such prepayment.

For purposes of this Rider, the term Business Day shall mean any day other than a Saturday or Sunday or other day on which Lender is authorized or required to close. Lender’s determination of the prepayment fee due hereunder shall be conclusive absent manifest error. Borrower acknowledges and agrees that (I) the prepayment fee and Excess Third Party Reimbursements described above are reasonable methods of determining Lender’s losses in the event all or any part of any principal of the Note is paid before the original due date, and are not penalties; (II) the prepayment fee and Excess Third Party Reimbursements described above will be due and payable in conjunction with any and all prepayments. In whole or in part and for any reason, voluntary or involuntary (including, without limitation, refinancing, acceleration or otherwise); and (III) the failure of Lender to demand payment of or collect such prepayment fee and/or Excess Third Party Reimbursements at the time of any such prepayment shall not be a waiver of its right to later demand and collect such then due prepayment fee and/or Excess Third Party Reimbursements, or a waiver to demand and collect the prepayment fee and/or Excess Third Party Reimbursements In connection with any future prepayments.

THIS SKY BANK FIXED ADVANTAGE PREPAYMENT RIDER IS EXECUTED ON AUGUST 25, 2005.

BORROWER:

[REDACTED COPY]

By:	COPY
[REDACTED COPY]

AMORTIZATION SCHEDULE

Principal	Loan Date	Maturity	Loan No	Call / ____	Account	Officer	Initials
$3,436,159.00	08-26-2005	09-01-2015	[REDACTED COPY]	140 / 161		129

References in the shaded area are for Lender’s use only and do not limit the applicability of this document to any particular loan or item. Any item above containing “***” has been omitted due to text length limitations.

Borrower: [REDACTED COPY]	Lender:	SKY BANK
CORPORATE OFFICE 10 E MAIN STREET PO BOX 247 SALINEVILLE, OH 43945

Disbursement Date: August 26, 2005 Interest Rate: 7.120		Repayment Schedule: Balloon Calculation Method: 30 /360 U.S. Rule

Payment Number	Payment Date	Payment Amount	Interest Paid	Principal Paid	Remaining Balance
Prepaid Interest:	08-26-2005	4,077.58	4,077.58	0.00	3,436,159.00
1	10-01-2005	26,888.57	20,387.88	6,500.69	3,429,658.31
2	11-01-2005	26,888.57	20,349.31	6,539.26	3,423,119.05
3	12-01-2005	26,888.57	20,310.51	6,578.06	3,416,540.99

2005 TOTALS:		84,743.29	65,125.28	19,618.01
4	01-01-2006	26,888.57	20,271.48	6,617.09	3,409,923.90
5	02-01-2006	26,888.57	20,232.21	6,656.36	3,403,267.54
6	03-01-2006	26,888.57	20,192.72	6,695.85	3,396.571.69
7	04-01-2006	26,888.57	20,152.99	6,735.58	3,389,836.11
8	05-01-2006	26,888.57	20,113.03	6,775.54	3,383,060.67
9	06-01-2006	26,888.57	20,072.83	6,815.74	3,376,244.83
10	07-01-2006	26,888.57	20.032.39	6,856.18	3,369,388.65
11	08-01-2006	26,888.57	19.991.71	6,896.86	3,362,491.79
12	09-01-2006	26,888.57	19,950.78	6,937.79	3,355,554.00
13	10-01-2006	26,888.57	19,909.62	6,978.95	3,348,575.05
14	11-01-2006	26,888.57	19,868.21	7,020.36	3,341,554.69
15	12-01-2006	26,888.57	19,826.56	7,062.01	3,334,492.68

2006 TOTALS:		322,662.84	240,614.53	82,048.31
16	01-01-2007	26,888.57	19,784.66	7,103.91	3,327,388.77
17	02-01-2007	26,888.57	19,742.51	7,146.06	3,320,242.71
18	03-01-2007	26,888.57	19,700.11	7,188.46	3,313,054.25
19	04-01-2007	26,888.57	19,657.45	7,231.12	3,305,823.13
20	05-01-2007	26,888.57	19,614.55	7,274.02	3,298,549.11
21	06-01-2007	26,888.57	19,571.39	7,317.18	3,291,231.93
22	07-01-2007	26,888.57	19,527.98	7,360.59	3,283,871.34
23	08-01-2007	26,888.57	19,484.30	7,404.27	3,276,467.07
24	09-01-2007	26,888.57	19,440.37	7,448.20	3,269,018.87
25	10-01-2007	26,888.57	19,396.18	7,492.39	3,261,526.48
26	11-01-2007	26,888.57	19,351.72	7,536.85	3,253,989.63
27	12-01-2007	26,888.57	19,307.00	7,581.57	3,246,408.06

2007 TOTALS:		322,662.34	234,578.22	88,084.62
28	01-01-2008	26,888.57	19,262.02	7,626.55	3,238,781.51
29	02-01-2008	26,888.57	19,216.77	7,671.80	3,231,109.71
30	03-01-2008	26,888.57	19,171.25	7,717.32	3,223,392.39
31	04-01-2008	26,888.57	19,125.46	7,763.11	3,215,629.28
32	05-01-2008	26,888.57	19,079.40	7,809.17	3,207,820.11
33	06-01-2008	26,888.57	19,033.07	7,855.50	3,199,964.61
34	07-01-2008	26,888.57	18,986.46	7,902.11	3,192,062.50
35	08-01-2008	26,888.57	18,939.57	7,949.00	3,184,113.50
36	09-01-2008	26,888.57	18,892.41	7,996.16	3,176,117.34
37	10-01-2008	26,888.57	18,844.96	8,043.61	3,168,073.73
38	11-01-2008	26,888.57	18,797.24	8,091.33	3,159,982.40
39	12-01-2008	26,888.57	18,749.23	8,139.34	3,151,843.06

2008 TOTALS:		322,662.84	228,097.84	94,565.00
40	01-01-2009	26,888.57	18,700.94	8,187.63	3,143,655.43
41	02-01-2009	26,888.57	18,652.36	8,236.21	3,135,419.22
42	03-01-2009	26,888.57	18,603.49	8,285.08	3,127.134.14
43	04-01-2009	26,888.57	18,554.33	8,334.24	3,118,799.90
44	05-01-2009	26,888.57	18,504.88	8,383.69	3,110,416.21
45	06-01-2009	26,888.57	18,455.14	8,433.43	3,101,982.78
46	07-01-2009	26,888.57	18,405.10	8,483.47	3,093,499.31
47	08-01-2009	26,888.67	18,354.76	8,533.81	3,084,965.50
48	09-01-2009	26,888.57	18,304.13	8,584.44	3,076,381.06
49	10-01-2009	26,888.57	18,253.19	8,635.38	3,067,745.68
50	11-01-2009	26,888.57	18,201.96	8,686.61	3,059,059.67

Loan No:	AMORTIZATION SCHEDULE (Continued)	Page 2

51	12-01-2009	26,888.57	8,150.42	8,738.15	3,050,320.92
2009 TOTALS:		322,662.84	221,140.70	101,522.14
52	01-01-2010	26,888.57	18,098.57	8,790.00	3,041,530.92
53	02-01-2010	26,888.57	18,046.42	8,842.15	3,032,688.77
54	03-01-2010	26,888.57	17,993.95	8,894.62	3,023,794.15
55	04-01-2010	26,888.57	17,941.18	8,947.39	3,014,846.76
56	05-01-2010	26,888.57	17,888.09	9,000.48	3,005,846.28
57	06-01-2010	26,888.57	17,834.69	9,053.88	2,996,792.40
58	07-01-2010	26,888.57	17,780.97	9,107.60	2,987,684.80
59	08-01-2010	26,888.57	17,726.93	9,161.64	2,978,523.16
60	09-01-2010	26,886.57	17,672.57	9,216.00	2,969,307.16
61	10-01-2010	26,888.57	17,617.89	9,270.68	2,960,036.48
62	11-01-2010	26,888.57	17,562.88	9,326.69	2,950,710.79
63	12-01-2010	26,888.57	17,507.55	9,381.02	2,941,329.77
2010 TOTALS:		322,662.84	213,671.69	108,991.15
64	01-01-2011	26,888.57	17,451.89	9,436.68	2,931,893.09
65	02-01-2011	26,888.57	17,395.90	3,492.67	2,922,400.42
66	03-01-2011	26,888.57	17,339.58	9,548.99	2,912,851.43
67	04-01-2011	26,888.57	17,282.92	9,605.65	2,903,245.78
68	05-01-2011	26,888.57	17,225.92	9,662.65	2,893,583.13
69	06-01-2011	26,888.57	17,168.59	9,719.98	2,883,863.15
70	07-01-2011	26,888.57	17,110.92	9,777.65	2,874,085.50
71	08-01-2011	26,883.57	17,052.91	9,835.66	2,864,249.84
72	09-01-2011	26,888.57	16,994.55	9,694.02	2,854,355.82
73	10-01-2011	26,888.57	16,935.84	9,952.73	2,844,403.09
74	11-01-2011	26,888.57	16,876.79	10,011.78	2,834,391.31
75	12-01-2011	26,888.57	16,817.39	10,071.18	2,824,320.13
2011 TOTALS:		322,662.84	20,.653.20	117,009.64
76	01-01-2012	26,888.57	16,757.63	10,130.94	2,814,189.19
77	02-01-2012	26,888.57	16,697.62	10.191.05	2,803,998.14
78	03-01-2012	26,888.57	16,637.06	10,261.51	2,793,746.63
79 .	04-01-2012	26,888.57	16,576.23	10,312.34	2,783,434.29
80	05-01-2012	26,888.57	16,515.04	10,373.53	2,773,060.76
81	06-01-2012	26,888.57	16,453.49	10,435.08	2,762,625.68
82	07-01-2012	26,888.57	16,391.68	10,496.99	2,752,128.69
83	08-01-2012	26,888.57	16,329.30	10,559.27	2,741,569.42
84	09-01-2012	26,888.57	16,266.64	10,621.93	2,730,947.49
85	10-01-2012	26,888.57	16,203.62	10,684.95	2,720,262.54
86	11-01-2012	26,888.57	16,140.22	10,748.35	2,709,514.19
87	12-01-2012	26,888.57	16,076.45	10,812.12	2,698,702.07
2012 TOTALS		322,662.84	197,044.78	125,618.06
88	01-01-2013	26,888.57	16,012.30	10,876.27	2,687,825.80
89	02-01-2013	26,888.57	15,947.77	10,940.80	2,676,885.00
90	03-01-2013	26,888.57	15,882.85	11,005.72	2,665,879.28
91	04-01-2013	26,888.57	15,817.55	11,071.02	2,654,808.26
92	05-01-2013	26,888.57	15,751.86	11,136.71	2,643,671.55
93	06-01-2013	26,888.57	15,685.78	11.202.79	2,632,468.76
94	07-01-2013	26,888.57	15,619.31	11,269.26	2,621,199.50
95	08-01-2013	26,888.57	15,652.45	11,336.12	2,609,863.38
96	09-01-2013	26,888.57	15,485.19	11,403.38	2,598,460.00
97	10-01-2013	26,888.57	15,417.53	11,471.04	2,586,988.96
98	11-01-2013	26,888.57	15,349.47	11,539.10	2,575,449.86
99	12-01-2013	26,888.57	15,281.00	11,607.57	2,563,842.29
2013 TOTALS:		322,662.84	187,803.06	134.859.78
100	01-01-2014	26,888.57	15,212.13	11,676.44	2,552,165.86
101	02-01-2014	26,888.57	15,142.85	11,745.72	2,540,420.13
102	03-01-2014	26,888.57	15,073.16	11,815.41	2,528,604.72
103	04-01-2014	26,888.67	15,003.05	11.885.52	2,516,719.20
104	05-01-2014	26,888.57	14,932.53	11,956.04	2,504,763.16
105	06-01-2014	26,888.57	14,861.59	12,026.98	2,492,736.18
106	07-01-2014	26,888.57	14,790.23	12,098.34	2,480,637.84
107	08-01-2014	26,888.57	14,718.45	12,170.12	2,468,467.72
108	09-01-2014	26,888.57	14,646.24	12,242.33	2,456,226.39
109	10-01-2014	26,888.57	14,573.60	12,314.97	2,443,910.42
110	11-01-2014	26,888.57	14,500.53	12,388.04	2,431,522.38
111	12-01-2014	26,888.57	14,427.03	12,461.54	2,419,060.84
2014 TOTALS:		322,662.84	177,881.39	144,781.45
112	01-01-2015	26,888.57	14,353.09	12,535.48	2,406,525.36
113	02-01-2015	26,888.57	14,278.72	12,609.85	2,393,915.51

Loan No:	AMORTIZATION SCHEDULE (Continued)	Page 3

114	03-01-2015	26,888.57	14,203.90	12,684.67	2,381,230.84
115	04-01-2015	26,888.67	14,128.64	12,759.93	2,368,470.91
116	05-01-2015	26,888.57	14,052.93	12,835.64	2,355,635.27
117	06-01-2015	26,888.67	13,976.77	12,911.80	2,342,723.47
118	07-01-2015	26,888.57	13,900.16	12,988.41	2,329,735.06
119	08-01-2015	26,888.57	13,823.09	13,065.48	2,316,669.58
120	09-01-2015	2,330,415.15	13,745.57	2,316,669.58	0.00
2015 TOTALS:		2,545,523.71	126,462.87	2,419,060.84
TOTALS:		5,534,232.56	2,098,073.56	3,436,159.00

NOTICE:	This is an estimated loan amortization schedule. Actual amounts may vary if payments are made on different dates or in different amounts.

__________________________________________________________________

Exhibit 2

[REDACTED COPY]	August 29, 2005

Confirmation of Swap Transaction

THIS LETTER AGREEMENT SHOULD BE REVIEWED, EXECUTED BY AN AUTHORIZED PERSON(S), AND RETURNED IMMEDIATELY VIA FAX TO.

(Please direct any questions)

Anthony Eramo	cc: [REDACTED COPY]

c/o Sky Financial Group

221 S. Church St.

Bowling Green, Ohio 43402

Ph#:	419-373-6457
Fax#:	419-354-5263

REF: [REDACTED COPY]

Dear Mr. Eramo:

The purpose of this Confirmation is to set forth the terms and conditions of the Swap Transaction entered into between [REDACTED COPY] and Sky Bank (“Counterparty”) on the Trade Date specified below. [REDACTED COPY] acts as agent on behalf of [REDACTED COPY] with respect to the Swap Transaction. The definitions and provisions contained in the 2000 Definitions published by the International Swaps and Derivatives Association, Inc. (“ISDA”), as amended and supplemented from time to time (the “Definitions”), are incorporated by reference into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern. All provisions contained in the ISDA Master Agreement between [REDACTED COPY] and the Counterparty, dated as of May 24, 2004, and as amended and supplemented from time to time (the “Agreement”), govern this Confirmation except as expressly modified below.

1. The terms of the particular Swap Transaction to which this Confirmation relates are as follows:

Notional Amount:	See attached Schedule A

Trade Date:	August 26, 2005

Effective Date:	September 1, 2005

Termination Date:	September 1, 2015

Business Days:	New York

Calculation Agent:	[REDACTED COPY]

Fixed Amounts

Fixed Rate Payer:	Counterparty

Fixed Rate Payer Payment Dates:	The 1st day of each month, beginning October 1, 2005, through and including the Termination Date, subject to adjustment in accordance with the Following Business Day Convention

Fixed Rate:	7.12% per annum

Fixed Rate Day Count Fraction:	30/360

Adjustment to Period End Dates:	Inapplicable

Floating Amounts

Floating Rate Payer:	[REDACTED COPY]

Floating Rate Payer Payment Dates:	The 1st day of each month, beginning October 1, 2005, through and including the Termination Date, subject to adjustment in accordance with the Following Business Day Convention

Floating Rate for initial Calculation Period:	To be determined

Floating Rate Day Count Fraction:	Actual/360

Designated Maturity:	1 month

Floating Rate Option:	USD-LIBOR-BBA

Spread:	2.48% per annum

Adjustment to Period End Dates:	Inapplicable

Reset Dates:	The first day of each Floating Rate Payer Calculation Period

2.	Other Provisions

(a) Relationship Between the Parties. Each party hereto will be deemed, as of the Trade Date, to represent to the other party (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Swap Transaction): -

(i) Non-Reliance. It is acting for its own account, it has consulted appropriate legal, tax, financial and other advisers prior to entering into the Swap Transaction, and it has made its own independent decisions to enter into the Swap Transaction and as to whether the Swap Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Swap Transaction, it being understood that information and explanations related to the terms and conditions of the Swap Transaction will not be considered investment advice or a recommendation to enter into the Swap Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Swap Transaction.

(ii) Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Swap Transaction. It is also capable of assuming, and assumes, the risks of the Swap Transaction.

(iii) Status of Parties. THE OTHER PARTY IS NOT ACTING AS A FIDUCIARY FOR OR AN ADVISER TO IT IN RESPECT OF THE SWAP TRANSACTION.

(b) Section 7 of the Agreement shall be amended by adding the following in line three following the word “party” and before the word “except”: “which such consent shall not be unreasonably withheld”.

3.	Account Details

[REDACTED COPY] Payments to [REDACTED COPY]

ABA# [REDACTED COPY]

ABA# [REDACTED COPY]

FBO: Bond Wire Clearing

Account# [REDACTED COPY]

Attn: Financial Risk Management, Operations

Payments to the Counterparty

Depository: [PLEASE ADVISE]

ABA#

Favor of:

Account #

Please confirm that the foregoing correctly sets forth the terms of the Swap Transaction by signing this Confirmation and immediately returning all its pages via fax (without a cover sheet) to 404-532-0514 or 404-581-1489.

Very truly yours,	Accepted and Confirmed as of the date first written:

[REDACTED COPY]	SKY BANK

By:	By:
[REDACTED COPY]	Name:
Title:

SCHEDULE A

Period Begin Dates	Period End Dates	Notional Amount
9/1/2005	10/1/2005	3,436,159.00
10/1/2005	11/1/2005	3,429,658.31
11/1/2005	12/1/2005	3,423,119.05
12/1/2005	1/1/2006	3,416,540.99
1/1/2006	2/1/2006	3,409,923.90
2/1/2006	3/1/2006	3,403,267.54
3/1/2006	4/1/2006	3,396,571.69
4/1/2006	5/1/2006	3,389,836.11
5/1/2006	6/1/2006	3,383,060.57
6/1/2006	7/1/2006	3,376,244.83
7/1/2006	8/1/2006	3,369,388.65
8/1/2006	9/1/2006	3,362,491.79
9/1/2006	10/1/2006	3,355,554.00
10/1/2006	11/1/2006	3,348,575.05
11/1/2006	12/1/2006	3,341,554.69
12/1/2006	1/1/2007	3,334,492.68
1/1/2007	2/1/2007	3,327,388.77
2/1/2007	3/1/2007	3,320,242.71
3/1/2007	4/1/2007	3,313,054.25
4/1/2007	5/1/2007	3,305,823.13
5/1/2007	6/1/2007	3,298,549.11
6/1/2007	7/1/2007	3,291,231.93
7/1/2007	8/1/2007	3,283,871.34
8/1/2007	9/1/2007	3,276,467.07
9/1/2007	10/1/2007	3,269,018.87
10/1/2007	11/1/2007	3,261,526.48
11/1/2007	12/1/2007	3,253,989.63
12/1/2007	1/1/2008	3,246,408.06
1/1/2008	2/1/2008	3,238,781.51
2/1/2008	3/1/2008	3,231,109.71
3/1/2008	4/1/2008	3,223,392.39
4/1/2008	5/1/2008	3,215,629.28
5/1/2008	6/1/2008	3,207,820.11
6/1/2008	7/1/2008	3,199,964.61
7/1/2008	8/1/2008	3,192,062.50
8/1/2008	9/1/2008	3,184,113.50
9/1/2008	10/1/2008	3,176,117.34
10/1/2008	11/1/2008	3,168,073.73
11/1/2008	12/1/2008	3,159,982.40
12/1/2008	1/1/2009	3,151,843.06
1/1/2009	2/1/2009	3,143,655.43
2/1/2009	3/1/2009	3,135,419.22
3/1/2009	4/1/2009	3,127,134.14
4/1/2009	5/1/2009	3,118,799.90
5/1/2009	6/1/2009	3,110,416.21
6/1/2009	7/1/2009	3,101,982.78

7/1/2009	8/1/2009	3,093,499.31
8/1/2009	9/1/2009	3,084,965.50
9/1/2009	10/1/2009	3,076,381.06
10/1/2009	11/1/2009	3,067,745.68
11/1/2009	12/1/2009	3,059,059.07
12/1/2009	1/1/2010	3,050,320.92
1/1/2010	2/1/2010	3,041,530.92
2/1/2010	3/1/2010	3,032,688.77
3/1/2010	4/1/2010	3,023,794.15
4/1/2010	5/1/2010	3,014,846.76
5/1/2010	6/1/2010	3,005,846.28
6/1/2010	7/1/2010	2,996,792.40
7/1/2010	8/1/2010	2,987,684.80
8/1/2010	9/1/2010	2,978,523.16
9/1/2010	10/1/2010	2,969,307.16
10/1/2010	11/1/2010	2,960,036.48
11/1/2010	12/1/2010	2,950,710.79
12/1/2010	1/1/2011	2,941,329.77
1/1/2011	2/1/2011	2,931,893.09
2/1/2011	3/1/2011	2,922,400.42
3/1/2011	4/1/2011	2,912,851.43
4/1/2011	5/1/2011	2,903,245.78
5/1/2011	6/1/2011	2,893,583.13
6/1/2011	7/1/2011	2,883,863.15
7/1/2011	8/1/2011	2,874,085.50
8/1/2011	9/1/2011	2,864,249.84
9/1/2011	10/1/2011	2,854,355.82
10/1/2011	11/1/2011	2,844,403.09
11/1/2011	12/1/2011	2,834,391.31
12/1/2011	1/1/2012	2,824,320.13
1/1/2012	2/1/2012	2,814,189.19
2/1/2012	3/1/2012	2,803,998.14
3/1/2012	4/1/2012	2,793,746.63
4/1/2012	5/1/2012	2,783,434.29
5/1/2012	6/1/2012	2,773,060.76
6/1/2012	7/1/2012	2,762,625.68
7/1/2012	8/1/2012	2,752,128.69
8/1/2012	9/1/2012	2,741,569.42
9/1/2012	10/1/2012	2,730,947.49
10/1/2012	11/1/2012	2,720,262.54
11/1/2012	12/1/2012	2,709,514.19
12/1/2012	1/1/2013	2,698,702.07
1/1/2013	2/1/2013	2,687,825.80
2/1/2013	3/1/2013	2,676,885.00
3/1/2013	4/1/2013	2,665,879.28
4/1/2013	5/1/2013	2,654,808.26
5/1/2013	6/1/2013	2,643,671.55
6/1/2013	7/1/2013	2,632,468.76
7/1/2013	8/1/2013	2,621,199.50
8/1/2013	9/1/2013	2,609,863.38

9/1/2013	10/1/2013	2,598,460.00
10/1/2013	11/1/2013	2,586,988.96
11/1/2013	12/1/2013	2,575,449.86
12/1/2013	1/1/2014	2,563,842.29
1/1/2014	2/1/2014	2,552,165.85
2/1/2014	3/1/2014	2,540,420.13
3/1/2014	4/1/2014	2,528,604.72
4/1/2014	5/1/2014	2,516,719.20
5/1/2014	6/1/2014	2,504,763.16
6/1/2014	7/1/2014	2,492,736.18
7/1/2014	8/1/2014	2,480,637.84
8/1/2014	9/1/2014	2,468,467.72
9/1/2014	10/1/2014	2,456,225.39
10/1/2014	11/1/2014	2,443,910.42
11/1/2014	12/1/2014	2,431,522.38
12/1/2014	1/1/2015	2,419,060.84
1/1/2015	2/1/2015	2,406,525.36
2/1/2015	3/1/2015	2,393,915.51
3/1/2015	4/1/2015	2,381,230.84
4/1/2015	5/1/2015	2,368,470.91
5/1/2015	6/1/2015	2,355,635.27
6/1/2015	7/1/2015	2,342,723.47
7/1/2015	8/1/2015	2,329,735.06
8/1/2015	9/1/2015	2,316,669.58